Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

October 7, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on October 7, 2009.

Item 4

Summary of Material Change

Gammon Gold Announces US$100MM Bought Deal Financing

Item 5

Full Description of Material Change

Gammon Gold Inc. (the "Company") (TSX:GAM and NYSE:GRS) announces that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and UBS Securities Canada Inc. under which the underwriters have agreed to purchase on a bought deal basis 11,240,000 common shares (the "Common Shares") at a price of US$8.90 per Common Share for gross proceeds of US$100,036,000 (the "Offering"). The Company has granted the underwriters an option, for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,686,000 Common Shares of the Offering to cover over-allotments, if any. The net proceeds of the Offering will be used to fund an expanded operations exploration program, the advancement of the Guadalupe y Calvo project, debt repayment and general corporate purposes. The Offering is expected to close on or about October 22, 2009 and is subject to Company receiving all necessary regulatory approvals.

The Common Shares will be offered by way of short form prospectus in all of the provinces and territories in Canada and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been registered with the United States Securities Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A copy of the short form prospectus relating to the Common Shares may be obtained upon request by contacting in Canada: BMO Capital Markets, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224), or in the United States: BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel:212-885-4039).

A copy of the short form prospectus relating to the Common Shares may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (416-364-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (212-821-3000 telephone).

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, the timing of the completion of the Phase III Ocampo mill expansion, anticipated 2009 results, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase III mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

October 7, 2009